October 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Hudson Acquisition I Corp.
Registration Statement on Form S-1 (the “Registration Statement”) File number 333-264557

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Hudson Acquisition I Corp. (the “Registrant) hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective at 9.00 a.m. Eastern Time, October 14, 2022, or as soon thereafter as practicable.

Hudson Acquisition I Corp.

By:	/s/ Jiang Hui
Name:	Jiang Hui
Title:	Chief Executive Officer